FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu (trastuzumab deruxtecan) approved in the US for HER2-positive unresectable or metastatic breast cancer following two or more prior anti-HER2 based regimens

23 December 2019 07:00 GMT

Enhertu (trastuzumab deruxtecan) approved in the US for HER2-positive unresectable or metastatic breast cancer following two or more prior anti-HER2 based regimens

Accelerated Approval of AstraZeneca and Daiichi Sankyo's Enhertu based on the DESTINY-Breast01 trial that showed clinically meaningful and durable responses

AstraZeneca and Daiichi Sankyo Company, Limited (Daiichi Sankyo) today announced that the US Food and Drug Administration (FDA) has approved Enhertu (fam-trastuzumab deruxtecan-nxki) for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2 based regimens in the metastatic setting.

This indication is approved under Accelerated Approval based on tumour response rate and duration of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu is a HER2-directed antibody-drug conjugate (ADC) and the FDA approval is based on the results of the registrational Phase II trial DESTINY-Breast01 of Enhertu (5.4mg/kg) monotherapy in patients with HER2-positive metastatic breast cancer. All patients received prior trastuzumab, trastuzumab emtansine and 66% had prior pertuzumab.

The Phase II trial results showed a confirmed objective response rate of 60.3% (n=111, 95% CI 52.9-67.4) including a 4.3% complete response rate (n=8) and a 56.0% partial response rate (n=103). A median duration of response of 14.8 months (95% CI 13.8-16.9) was demonstrated as of 1 August 2019.1 In addition, a median progression-free survival of 16.4 months (95% CI 12.7-not estimable), based upon a median duration of follow up of 11.1 months, was recently presented at the San Antonio Breast Cancer Symposium and published online in The New England Journal of Medicine.2

José Baselga, Executive Vice President, Oncology R&D, said: "Enhertu has shown impressive results in women with HER2-positive metastatic breast cancer, with the majority of women benefiting from treatment and the median duration of the response exceeding 14 months. With this first approval, we are proud to bring Enhertu to patients with high unmet need and we look forward to further exploring its potential in additional settings."

Antoine Yver, Executive Vice President and Global Head, Oncology R&D, Daiichi Sankyo said: "The approval of Enhertu underscores that this specifically engineered HER2-directed antibody-drug conjugate is delivering on its intent to establish an important new treatment for patients with HER2-positive metastatic breast cancer. Since the beginning of our clinical trial programme four years ago, we have focused on the opportunity to transform the treatment landscape for patients with HER2-positive metastatic breast cancer, and we are extremely proud of how quickly we delivered Enhertu to patients in the US, as Enhertu represents one of the fastest-developed biologics in oncology."

The safety of Enhertu has been evaluated in a pooled analysis from both the Phase II trial DESTINY-Breast01 and the earlier Phase I trial among a total of 234 patients with unresectable or metastatic HER2-positive breast cancer who received at least one dose of Enhertu (5.4mg/kg).

The most common adverse reactions (greater than or equal to 20% of patients) were nausea, fatigue, vomiting, alopecia and constipation. Interstitial lung disease (ILD)/pneumonitis occurred in 9% of patients. Fatal outcomes due to ILD/pneumonitis occurred in six patients (2.6%) - two deaths previously reported in the Phase I trial and four deaths previously reported in the Phase II trial DESTINY-Breast01. Following an initial ILD management programme already in place, a further monitoring, management and educational campaign on ILD/pneumonitis was launched in 2019. Patients and physicians should be aware of ILD/pneumonitis and patients should be actively screened and monitored for potential signs and symptoms. If ILD/pneumonitis is identified, it should be managed with dose modification and steroid treatment according to management guidelines.2

A regulatory submission for the treatment of patients with HER2-positive metastatic breast cancer has also been made to Japan's Ministry of Health, Labour and Welfare based on the DESTINY-Breast01 and Phase I trials.

AstraZeneca and Daiichi Sankyo are exploring the further potential of Enhertu in HER2-breast cancer with three ongoing Phase III trials.

Financial considerations

Following US approval, an amount of $125m is due from AstraZeneca to Daiichi Sankyo as the first milestone payment in HER2-positive breast cancer. Upon approval, this will be capitalised together with the upfront payment already made earlier in the year 2019.

Future sales of Enhertu in the US will be recognised by Daiichi Sankyo. AstraZeneca will report its share of gross profit margin from the sales in the US as collaboration revenue in the Company's financial statements. For further details on the financial arrangements, please consult the announcement of the collaboration agreement from March 2019.

About HER2-positive breast cancer

Approximately one in five breast cancers are HER2-positive.3,4 Despite recent improvements and approvals of new medicines, there remains significant unmet needs for patients with HER2-positive metastatic breast cancer.5,6 This disease remains incurable with patients eventually progressing after available treatments.5,6

About HER2

HER2 is a tyrosine kinase receptor growth-promoting protein found on the surface of some cancer cells that is associated with aggressive disease and poor prognosis in patients with breast cancer.7 To be considered HER2-positive, tumour cancer cells are usually tested by one of two methods: immunohistochemistry (IHC) or fluorescent in situ hybridisation (FISH). IHC test results are reported as: 0, IHC 1+, IHC 2+, or IHC 3+.3 A finding of IHC 3+ and/or FISH amplification is considered positive.3

About DESTINY-Breast01

DESTINY-Breast01 is a registrational Phase II, single-arm, open-label, global, multicentre, two-part trial evaluating the safety and efficacy of Enhertu in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab emtansine. The primary endpoint of the trial is objective response rate, as determined by independent central review. Secondary objectives include duration of response, disease control rate, clinical benefit rate, progression-free survival and overall survival. Enrolment into DESTINY-Breast01 was completed in September 2018 with 184 patients at more than 100 sites globally.

About Enhertu

Enhertu (fam-trastuzumab deruxtecan-nxki in the US only; trastuzumab deruxtecan outside the US) is the lead product in the ADC Franchise of the Daiichi Sankyo Cancer Enterprise and the most advanced programme in AstraZeneca's ADC scientific platform. ADCs are targeted cancer medicines that deliver cytotoxic chemotherapy ("payload") to cancer cells via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells.

About Enhertu clinical development

A comprehensive development programme is underway globally with five registrational trials in HER2-expressing metastatic breast and gastric cancers including a trial in patients with metastatic breast cancer and low levels of HER2 expression. Phase II trials are underway for HER2-expressing advanced colorectal cancer, as well as metastatic non-squamous HER2-overexpressing or HER2-mutated non-small cell lung cancer. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

About the collaboration between AstraZeneca and Daiichi Sankyo

In March 2019, AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu worldwide, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is solely responsible for manufacturing and supply.

About AstraZeneca in Oncology

AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologic medicines in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody-Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca

AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1. ENHERTU® [fam-trastuzumab deruxtecan-nxki] US prescribing information; 2019.

2. Modi, S., et. al. Trastuzumab Deruxtecan in Previously Treated HER2-Positive Breast Cancer. NEJM. December 11, 2019. DOI:10.1056/NEJMoa1914510.

3. Tandon A, et al. HER-2/neu Oncogene Protein and Prognosis in Breast Cancer. J Clin Oncol. 1989;7(8):1120-8.

4. Sledge G, et al. Past, Present, and Future Challenges in Breast Cancer Treatment. J Clin Oncol. 2014;32(19):1979-1986.

5. de Melo Gagliato D, et al. Mechanisms of Resistance and Sensitivity to Anti-HER2 Therapies in HER2+ Breast Cancer. Oncotarget. 2016;7(39):64431-46.

6. National Comprehensive Cancer Network (NCCN). NCCN Guidelines. Breast Cancer. Available at https://nccn.org. Accessed December 2019.

 7. American Cancer Society. Breast Cancer HER2 Status. Available at https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-her2-status.html. Accessed December 2019.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 December 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary